Exhibit 21.1

List of Subsidiaries of Videotron Ltd.

Name of Subsidiary	Jurisdiction of Incorporation or Organization

9227-2590 Québec inc.	Québec

9230-7677 Québec inc.	Québec

9253-2233 Québec inc.	Québec

9253-2456 Québec inc.	Québec

9253-1870 Québec inc.	Québec

9253-1920 Québec inc.	Québec

Jobboom inc.	Canada

Le SuperClub Vidéotron ltée	Québec

Videotron G.P.	Québec

Videotron Infrastructures Inc.	Canada

Videotron L.P.	Québec

Videotron US Inc.	Delaware